                                                Filed by IMS Health Incorporated
                           Pursuant to Rule 425 under the Securities Act of 1933
                                 and deemed filed pursuant to Rule 14a-12 of the
                                                 Securities Exchange Act of 1934

                                        Subject Company: IMS Health Incorporated
                                                   Commission File No. 001-14049

ON MARCH 29, 2000, IMS HEALTH INCORPORATED, A DELWARE CORPORATION, AND THE TRIZETTO GROUP, INC., A DELAWARE CORPORATION, JOINTLY ISSUED THE FOLLOWING PRESS
RELEASE:

IMS HEALTH [LOGO]                          [LOGO] TRIZETTO
                                                  Enabling Health e Business(TM)

                                      News

                              For Immediate Release

Contact: Michael Gury                              Jodi Amendola
         IMS HEALTH Communications                 TriZetto Communications
         (203) 222-4230                            (480) 657-9966

         Jack Walsh                                 Ethan Denkensohn
         IMS HEALTH Investor Relations              TriZetto Investor Relations
         (203) 222-4250                             (212) 213-0006

                       IMS HEALTH TO MERGE WITH TRIZETTO,
                 CREATING THE GLOBAL LEADER IN INTERNET-ENABLED
                             HEALTHCARE INFORMATION

WESTPORT, CT and NEWPORT BEACH, CA, March 29, 2000 - IMS HEALTH (NYSE: RX), the world's leading provider of information solutions to the pharmaceutical industry, and The TriZetto Group, Inc. (NASDAQ:TZIX), a leader in providing Internet-enabled application services and healthcare business portals, today jointly announced a strategic merger that will create the global leader in business-to-business eHealthcare information services.

      The new company will leverage Internet technology to provide integrated, digital health information and application services to healthcare constituents worldwide. HealthWebSM, a global business-to-business Internet portal, enables healthcare providers, payors, and pharmaceutical companies to access applications, information, and e-commerce services seamlessly. By applying the company's domain expertise coupled with eTechnologies, customers can bridge the information gap in healthcare. With pro forma market capitalization of approximately $10 billion, the new company will operate in more than 100 countries with over 9,000 employees.

      Under the terms of a definitive merger agreement unanimously approved by the boards of directors of both companies, IMS HEALTH shareholders will receive
0.4655 shares of TriZetto for each IMS HEALTH common share. With TriZetto as the legal acquirer, the transaction will be accounted for as a purchase and is expected to be tax-free to the shareholders of both companies. Based on TriZetto's closing share price yesterday, the transaction currently values IMS HEALTH at $27.03 per share.

      Upon completion of the merger, the new company plans to issue three securities to all investors. First, IMS HEALTH trading NYSE (RX), representing the core IMS pharmaceutical market research and sales management businesses, will be issued as a tracking stock. Second, TriZetto, trading Nasdaq (TZIX), the high-growth application services provider (ASP) and Internet portal business, will be combined with Erisco, a provider of technology solutions supporting 70 million managed care lives. Third, a new security, Strategic Technologies, a leader in pharmaceutical relationship management, will be structured as a tax-free spin-off. Accordingly, current shareholders of both IMS HEALTH and TriZetto will ultimately own three securities: IMS HEALTH, TriZetto, and Strategic Technologies.

      "The Internet is transforming healthcare," said Victoria R. Fash, IMS HEALTH chief executive officer. "Our vision is to leverage technology to enable information-based B2B e-commerce across the global healthcare system, ultimately advancing world health. Our strategy is TriZetto technology as the eBusiness engine, driving IMS digital assets linked by the HealthWeb global portal. With today's announcement we create a new online/offline business model, combining high growth with financial sustainability."

      "To operate efficiently, healthcare businesses need best-of-breed software, Internet-enabled connectivity and insights for decision-making," said Jeffrey H.

Margolis, TriZetto chairman and chief executive officer. "The key to effective use of the Internet is ensuring that healthcare enterprises have integrated technology, applications and information access on a reliable, scalable and cost-predictable basis. Our merger with IMS HEALTH will enable TriZetto to deliver best-of-breed ASP solutions worldwide."

      The executive management team will include Robert E. Weissman, chairman; Victoria R. Fash, chief executive officer; and Jeffrey H. Margolis, vice chairman and president.

      The Board of Directors will have nine members: Weissman, Fash, Margolis, and six independent directors, three designated by each company.

      The transaction is expected to be completed in the third quarter of 2000, subject to regulatory approvals, approval by the shareholders of both companies and customary closing conditions. Shareholders representing in excess of a majority of TriZetto shares have already agreed to approve the transaction.

      Goldman Sachs served as financial advisor to IMS HEALTH and Warburg

      Dillon Read served as financial advisor to TriZetto.

      A conference call with the executive management team will be Webcast at 9 A.M. U.S. Eastern Time, today, Wednesday, March 29, 2000, and can be accessed via IMS HEALTH and TriZetto Web sites, as well as http://www.triims.com.

About TriZetto

      The TriZetto Group, Inc. is a leading provider of vertical, Internet-enabled application services and business portals for the healthcare industry. As an application services provider (ASP), TriZetto hosts software for a predictable monthly fee, saving customers significant time, money and frustration. HealthWebSM, its Internet portal, assists healthcare administrators and professionals in performing their routine tasks and facilitates information-exchange and e-commerce among all key healthcare participants: providers, health plans and employers and health-plan members. Additional information is available at http://www.trizetto.com.

About IMS HEALTH

      IMS HEALTH is the world's leading provider of information solutions to the pharmaceutical and healthcare industries. With $1.4 billion in 1999 revenue, IMS HEALTH operates in over 100 countries. IMS HEALTH is the largest pharmaceutical manufacturer information partner, with over 40 years' experience in the industry. Key products and services integral to customer day-to-day operations include: market research for prescription and over-the-counter pharmaceutical products; sales management information to optimize sales force productivity; pharmaceutical relationship management solutions for sales and marketing decision-making; and technology systems and information services that support managed care organizations. Additional information is available at http://www.imshealth.com.

                                       ###

March 29, 2000

This press release may contain forward-looking information (statements that are not historical facts and relate to future performance) that involves risks and uncertainties. The forward-looking statements are made pursuant to the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may include statements about future net revenues, profits, and financial results, the market for TriZetto's services, future service offerings, client and partner relationships, and TriZetto's operational capabilities. Actual results may differ materially from those stated in any forward-looking statements based on a number of factors, including the effectiveness of TriZetto's implementation of its business plan, the market's acceptance of TriZetto's services, risks associated with management of growth, reliance on third parties to supply key components of TriZetto's services, attraction and retention of employees, variability of quarterly operating results, including the effects of the client purchasing patterns due to Year 2000 issues, competitive factors, risks associated with acquisitions, changes in demand for third party products or solutions, which form the basis of TriZetto's service offerings, and risks associated with rapidly changing technology, as well as the risks identified in TriZetto's SEC filings, including information under the heading of risk factors in its Form S-1 filed in October 1999.

This press release includes statements which may constitute forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Although IMS HEALTH believes the expectations contained in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove correct. This information may involve risks and uncertainties that could cause actual results of IMS HEALTH to differ materially from the forward-looking statements. Factors which could cause or contribute to such differences include, but are not limited to (i) the risks associated with operating on a global basis, including fluctuations in the value of foreign currencies relative to the U.S. dollar, and the ability to successfully hedge such risks, (ii) to the extent IMS HEALTH seeks growth through acquisitions and joint ventures, the ability to identify, consummate and integrate acquisitions and ventures on satisfactory terms, (iii) the ability to develop new or advanced technologies and systems for its businesses on time and on a cost-effective basis, (iv) regulatory, legislative and enforcement initiatives, particularly in the areas of medical privacy and tax, and (v) deterioration in economic conditions, particularly in the pharmaceutical, healthcare or other industries in which IMS HEALTH's customers operate. Additional information on factors that may affect the business and financial results of the Company can be found in filings of the Company made from time to time with the Securities and Exchange Commission.

                   ADDITIONAL INFORMATION AND WHERE TO FIND IT

IMS Health Incorporated ("IMS") and The TriZetto Group, Inc. ("TriZetto") plan to file a Registration Statement on Form S-4 and other relevant documents with the Securities and Exchange Commission (the "SEC")in connection with the Merger, and IMS and TriZetto expect to mail a Joint Proxy Statement/Prospectus to stockholders of IMS and TriZetto containing information about the Merger. Investors and security holders are urged to read the Registration Statement, the Joint Proxy Statement/Prospectus, and other documents filed with the SEC carefully when they are available. The Registration Statement, Joint Proxy Statement/Prospectus, and other filings will contain important information about IMS, TriZetto, the Merger, the persons soliciting proxies relating to the Merger, their interests in the Merger, and related matters. Investors and security holders will be able to obtain free copies of these documents through the website maintained by the SEC at http://www.sec.gov. Investors will be able to obtain copies of the documents free of charge from IMS by directing a request through the Investor Information portion of IMS's website at http://www.imshealth.com or by mail to IMS Health Incorporated, 200 Nyala Farms, Westport, CT 06880, attention: Investor Relations, telephone: 203-222-4250. Documents filed by TriZetto will be available free of charge from TriZetto by directing a request through the Investor Information portion of TriZetto's website at http://www.trizetto.com or by directing a request by mail to The TriZetto Group, Inc., 567 San Nicolas Drive, Newport Beach, CA 92660, attention:
Investor Relations, telephone: (949) 219-2200. In addition to the Registration Statement and the Joint Proxy Statement/Prospectus, IMS and TriZetto file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by IMS or TriZetto at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. IMS's and TriZetto's filings with the SEC are also available to the public from commercial document-retrieval services and at the Web site maintained by the SEC at http://www.sec.gov.

         INVESTORS SHOULD READ THE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN IT BECOMES AVAILABLE BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS.

         IMS, its directors, executive officers and certain other members of management and employees may be soliciting proxies from IMS stockholders in favor of approval and adoption of the merger agreement. Information concerning the participants in the solicitation will be set forth in the Joint Proxy Statement/Prospectus when it is filed with the SEC.